U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2004

NORTHSTAR AEROSPACE (CANADA) INC.

6006 West 73rd Street
Bedford Park, IL 60638
U.S.A.

(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒   Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐   No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):                              .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NORTHSTAR AEROSPACE (CANADA) INC.
(Registrant)

Date:	8/9/04	By:	Alan Gatlin
			Name:	Alan Gatlin
			Title:	Vice-President and Chief Financial Officer

NORTHSTAR AEROSPACE REPORTS SECOND QUARTER FINANCIAL RESULTS

REPORT TO SHAREHOLDERS – SECOND QUARTER FINANCIAL RESULTS

CHICAGO, ILLINOIS, August 5, 2004 - Northstar Aerospace, Inc. today reported income from continuing operations for the second quarter ending June 30, 2004 of $4.2 million or $0.14 per share compared to $1.3 million or $0.04 per share in the prior year period. The second quarter included a non-recurring adjustment of $3.9 million to reduce the valuation allowance against the Company’s net future tax assets. This resulted in an income tax benefit for the second quarter of $2.6 million compared to an income tax expense of $0.8 million in the prior year quarter. For the first half of 2004, income from continuing operations was $4.6 million or $0.16 per share compared to $4.0 million or $0.14 per share in the prior year. Net income for the first six months of 2004, after discontinued operations, was $4.6 million or $0.16 per share compared to a loss of $5.5 million or $0.19 per share in the prior year.

Revenue from continuing operations totaled $40.5 million in the second quarter compared to $41.9 million in the prior year, a decrease of 3.3%. Excluding the impact of changes in foreignexchange rates, revenues for the second quarter were similar to the prior year. For the first half of 2004, revenue from continuing operations totaled $77.9 million, a 12.6% decrease from 2003.

Earnings before interest and taxes (“EBIT”) from continuing operations were $3.8 million for the second quarter compared to $4.2 million in the prior year. For the first six months of 2004, EBIT from continuing operations were $7.4 million compared to $10.7 million in the prior year.

Income from continuing operations has been impacted in 2004 by a shift in revenue from certain higher margin defense programs to lower margin programs. Revenue for the first six months of 2004 was lower in comparison to the prior year due to anticipated declines in certain defense programs, as well as, lower commercial OEM and repair and overhaul volumes. Changes in foreign exchange rates compared to the prior year continue to have a negative impact on revenues and earnings. The higher Canadian/US exchange rate reduced EBIT by approximately $0.4 million in the second quarter and $2.4 million in the first half of 2004.

At the end of the quarter, the Company entered into a revenue sharing agreement with GE Aircraft Engines (GEAE) to produce components for engines used in Bombardier regional jets and Challenger business jets. The Company will earn revenue on new CF34-3 engine sales and spare parts sales for the life of the program. Under the terms of the agreement, the Company has made a commitment to pay $18 million US for technology rights by the end of 2005.

At June 30, 2004, the backlog was $188 million, an increase of $21 million from the beginning of the quarter and from December 31, 2003.

Commenting on these results, President and Chief Executive Officer, Mark Emery stated:

During the second quarter of 2004, we experienced a shift in revenue from higher margin programs to lower margin programs. Lower activity on the Lynx program was mostly offset by increased Apache and F22 volumes in the quarter, resulting in flat year on year sales. Foreign exchange rates continue to have a negative impact on our revenue and EBIT. EBIT for the second quarter was $0.4 million lower than the prior year.

Our increased focus on cash flow improvements is producing results. Cash generated from operating activities was $7.7 million higher this quarter compared to the same quarter last year.

During the second quarter, we realized certain significant milestones. At the end of the quarter, we entered into a revenue sharing agreement with General Electric Aircraft Engine (GEAE) that will provide us with an exclusive arrangement with GEAE. We also finalized outsourcing contracts with Rolls-Royce plc of the United Kingdom and Sikorsky of the United States. These contracts fit as part of our strategy to be a key partner with the original equipment manufacturers (OEM’s). Our continued association with Rolls-Royce and Sikorsky provides us the platforms to grow the relationships across the breadth of our capabilities. Additionally, we closed on a new credit facility that will allow for increased borrowing capacity at a lower cost.

We are pleased with the backlog results. As expected defense order intake has increased during the second quarter. The increase in the June 30, 2004 released backlog was the first quarterly increase in the backlog since the fourth quarter of 2002. We anticipate continued strengthening in our defense order intake later in the second half of 2004.

A more detailed discussion of the second quarter of 2004 is contained in the Management Discussion and Analysis including comments on the comparability of results between the currentand prior year.

Forward Looking Statements

This report includes “forward-looking statements” that are subject to risk and uncertainty. All statements other than statements of historical facts included in this report, including, without limitation, those regarding the Company’s financial position, business strategy, projected costs and plans, projected revenues, objectives of management for future operations, and certain other items discussed above may be or include forward-looking statements. There is uncertainty over the impact terrorist activity and the North American economy on the Company’s revenues and earnings for 2004 and beyond. There is also uncertainty as a result of the extent and duration of a downturn in the commercial aerospace market, the impact of lower world wide commercial passenger air travel, air freight traffic and the impact of the level of future U.S. military expenditures. Forward-looking information contained herein is based upon a number of assumptions regarding the Canadian, U.S. and global economic environment and local and foreign government policies and actions. Actual future results of the Company may differ materially depending on a variety of factors, including production rates, timing of product deliveries, Canadian, U.S. and foreign government activities, volatility of the market for the Company’s products and services, worldwide political stability, factors that result insignificant and prolonged disruption to commercial air travel worldwide, worldwide political stability, domestic andinternational economic conditions, and other political and economic risks and uncertainties. Although the Companybelieves that the expectations reflected in such forward-looking statements are reasonable, there can be no assurancethat such expectations will prove to have been correct. Important factors that could cause actual results to differmaterially from the Company’s expectations (“Cautionary Statements’), are included in the Company’s Annual Report for the Years Ended December 31, 2002 and 2003 - Management’s Discussion and Analysis - Risks and Uncertainties, and in Form 20F under the heading of Risks and Uncertainties. All information contained in this report and subsequent written and oral forward-looking statements attributable to the Company or persons acting on behalf of the Company are expressly qualified in their entirety by the Cautionary Statements.

The Company disclaims any intentions or obligation to update or revise any forward looking statements or comments as a result of any new information, future event or otherwise, unless such disclosure is required by law.

Non-GAAP Measures

The Company defines EBIT as earnings from operations before interest and income taxes. The Company has included information concerning EBIT because it believes this measure is used by certain investors as a measure of continuing financial performance. EBIT is not a measure of financial performance under Canadian or United States generally accepted accounting principles (“GAAP”). As well, this measure has no standardized meaning prescribed under GAAP and is unlikely to be comparable to similarly titled measures used by other companies. This measure should not be construed as an alternative to cash flow from operations or earnings from operations as determined in accordance with GAAP as measures of liquidity or earnings.

For further information please contact:	Alan Gatlin
Vice-President and Chief Financial Officer
(708)728-2000

Attachments:	Consolidated Balance Sheet
Consolidated Statement of Shareholders’ Equity
Consolidated Statement of Operations
Consolidated Statement of Cash Flows
Notes to Consolidated Financial Statements
Management Discussion and Analysis

NORTHSTAR AEROSPACE INC.
FINANCIAL HIGHLIGHTS

For the second quarter ended June 30, 2004

UNAUDITED

(millions of Canadian dollars except per share amounts)

	Three Months Ended June 30		Six Months Ended June 30

	2004	2003	2004	2003

Revenue, continuing operations	$40.5	$41.9	$77.9	$89.1

Income from continuing operations, after tax	4.2	1.3	4.6	4.0

Discontinued Operations	—	—	—	(9.5)

Net Income (loss)	4.2	1.3	4.6	(5.5)

Income per share, continuing operations
Basic	$0.14	$0.04	$0.16	$0.14
Diluted	$0.14	$0.04	$0.15	$0.13

Net Income (loss) per share
Basic	$0.14	$0.04	$0.16	$(0.19)
Diluted	$0.14	$0.04	$0.15	$(0.18)

Weighted average number of Common Shares (in millions)
Basic	29.0	28.9	29.0	28.9
Diluted	29.8	29.8	29.8	29.8

	June 30 2004	Dec 31 2003

Working capital	$61.4	$71.2

Total assets	189.5	156.7

Total debt	85.9	82.7

Shareholders’ equity	42.3	37.4

The Consolidated Financial Statements for the Three and Six Months ended June 30, 2004 and related MD&A are available on our website at: www.northstar-aerospace.com

Consolidated Balance Sheets

As of June 30, 2004 and December 31, 2003

(in thousands of Canadian dollars)

UNAUDITED

	June 30 2004	December 31 2003

ASSETS
Current
Cash	$6,096	$4,181
Accounts receivable	21,948	17,770
Inventories	73,406	70,446
Other current assets	1,086	2,119
Total current assets	102,536	94,516

Property, plant and equipment	46,659	48,011
Goodwill, net	3,794	3,657
Other long-term assets (note 3b)	36,519	10,489
Total assets	$189,508	$156,673

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current
Accounts payable and accrued liabilities	$28,691	$22,282
Current portion of other long-term liabilities (note 3c)	11,849	337
Current portion of long-term debt	596	634
Total current liabilities	41,136	23,253

Long-term debt	85,297	82,102
Other long-term liabilities (note 3c)	20,738	13,876
Total liabilities	147,171	119,231
Shareholders’ equity	42,337	37,442
Total liabilities and shareholders’ equity	$189,508	$156,673

To be read in conjunction with notes to interim consolidated financial statements.

Consolidated Statements of Shareholders’ Equity

For the three and six months ended June 30, 2004 and 2003

(in thousands of Canadian dollars)

UNAUDITED

	Three Months Ended June 30		Six Months Ended June 30
	2004	2003	2004	2003
Deficit — beginning of period as previously reported	$(110,357)	$(103,625)	$(110,580)	$(96,819)
Change in accounting policy — stock based compensation (note 2)	—	—	(146)	—
Deficit — beginning of period as restated	(110,357)	(103,625)	(110,726)	(96,819)

Net income (loss) for the period	4,206	1,293	4,575	(5,513)

Deficit — end of period	(106,151)	(102,332)	(106,151)	(102,332)

Contributed surplus (note 2)	221	—	221	—

Capital stock	152,851	152,791	152,851	152,791

Currency translation adjustment	(4,584)	(4,553)	(4,584)	(4,553)

Total shareholders’ equity	$42,337	$45,906	$42,337	$45,906

To be read in conjunction with notes to interim consolidated financial statements.

Consolidated Statements of Operations

For the three and six months ended June 30, 2004 and 2003

(in thousands of Canadian dollars except per share amounts)

UNAUDITED

	Three Months Ended June 30		Six Months Ended June 30
	2004	2003	2004	2003

REVENUE	$40,495	$41,896	$77,870	$89,054

COST OF SALES AND EXPENSES
Cost of sales	30,185	29,447	57,901	62,966
Selling, general and administration	4,565	6,216	8,740	11,232
Foreign exchange loss	56	9	56	50
Depreciation and amortization	1,867	2,031	3,818	4,084
Interest, net	2,259	2,115	4,424	4,894

Income from continuing operations before income taxes	1,563	2,078	2,931	5,828
Income tax expense (recovery)	(2,643)	785	(1,644)	1,817

Income from continuing operations	4,206	1,293	4,575	4,011
Discontinued operations (note 4)	—	—	—	(9,524)

Net income (loss) for the period	$4,206	$1,293	$4,575	$(5,513)

Income (loss) per common share (note 3d)

Basic
Continuing operations	$0.14	$0.04	$0.16	$0.14
Discontinued operations	—	—	—	(0.33)
NET INCOME (LOSS) PER COMMON SHARE - BASIC	$0.14	$0.04	$0.16	$(0.19)

Diluted
Continuing operations	$0.14	$0.04	$0.15	$0.13
Discontinued operations	—	—	—	(0.32)
Net income (loss) per common share - Diluted	$0.14	$0.04	$0.15	$(0.18)

WEIGHTED AVERAGE NUMBER OF SHARES
Basic	29,021,318	28,872,167	29,021,318	28,863,921
Diluted	29,756,318	29,794,099	29,756,318	29,785,853

To be read in conjunction with notes to interim consolidated financial statements.

Consolidated Statements of Cash Flows

For the three and six months ended June 30, 2004 and 2003

(in thousands of Canadian dollars)

UNAUDITED

	Three Months Ended June 30		Six Months Ended June 30
	2004	2003	2004	2003
CASH PROVIDED BY (USED FOR):
OPERATING ACTIVITIES
Income from continuing operations	$4,206	$1,293	$4,575	$4,011
Items not affecting cash:
Depreciation and amortization	1,867	2,031	3,818	4,084
Stock compensation expense (note 2)	37	—	75	—
Post retirement benefits	109	356	386	420
Foreign exchange losses	56	9	56	50
Future income taxes	(2,886)	684	(2,085)	1,477
	3,389	4,373	6,825	10,042
Net change in non-cash working capital balances related to continuing operations (note 3a)	4,649	(4,043)	3,180	(13,132)
CASH PROVIDED BY (USED FOR) OPERATING ACTIVITIES	$8,038	$330	$10,005	$(3,090)

INVESTING ACTIVITIES
Capital expenditures	(804)	(1,677)	(1,306)	(3,809)
Acquisition of technology rights	(5,395)	—	(5,395)	—
Increase in long-term assets	—	(309)	(1,106)	(2,764)
Discontinued operations	—	—	—	(300)
CASH USED FOR INVESTING ACTIVITIES	(6,199)	(1,986)	(7,807)	(6,873)

FINANCING ACTIVITIES
Common shares issued	—	132	—	149
Long-term debt repayments	(175)	(403)	(316)	(522)
Increase in bank indebtedness	—	2,360	—	8,337
Increase (decrease) in other long term liabilities	37	(433)	33	(451)
Cash (used for) provided by financing activities	(138)	1,656	(283)	7,513

Increase (decrease) in cash during the period	1,701	—	1,915	(2,450)
Cash at beginning of period	4,395	—	4,181	2,450
Cash at end of period	$6,096	$—	$6,096	$—

To be read in conjunction with notes to interim consolidated financial statements.

Notes to Consolidated Interim Financial Statements

(in thousands of Canadian dollars)

UNAUDITED

1.              SIGNIFICANT ACCOUNTING POLICIES

Accounting standards

The unaudited interim consolidated financial statements have been prepared by the Company in accordance with Canadian generally accepted accounting principles (“GAAP”) on a basis consistent with those in the most recent audited consolidated financial statements except for the change described in note 2 below. These unaudited consolidatedfinancial statements do not contain all the disclosures required by generally accepted accounting principles for annual financial statements and should be read in conjunction with the audited consolidated financial statements and notes included in the Company’s 2003 annual report.

2.              CHANGE IN ACCOUNTING POLICY

Stock Based Compensation

Effective for January 1, 2004 annual and interim reporting, the Company implemented, with retroactive application without restatement, CICA 3870, stock-based compensation andother stock-based payments. The effect was to increase contributed surplus and increase the opening deficit by $146. In 2004, an additional $75 was charged to earnings as stockcompensation expense and is included in selling, general and administration costs.

Asset Retirement Obligations

Effective January 1, 2004 the Company adopted CICA 3110, Asset Retirement Obligations, which establishes accounting standards for recognition and measurement of a liability for an asset retirement obligation and the associated asset retirement cost. There was no material impact upon the adoption of this standard.

3.              SUPPLEMENTARY INFORMATION

a)              Details of changes in non-cash working capital items related to continuing operations as follows:

	Three Months Ended June 30		Six Months Ended June 30
	2004	2003	2004	2003

Cash provided by (used for):
Accounts receivable	$1,103	$2,472	$(3,316)	$(3)
Inventories	(1,195)	(268)	(819)	(8,705)
Other current assets	787	(468)	1,104	(389)
Accounts payable and accrued liabilities	3,954	(5,779)	6,211	(4,035)
Cash provided by (used for), net	$4,649	$(4,043)	$3,180	$(13,132)

b)              Other long term assets comprise the following:

	June 30 2004	December 31 2003

Debt issue costs net of amortization of $5,204 (2003-$4,850)	$534	$888
Future income tax asset	6,169	4,084
Investment in Vector Aerospace Corporation (quoted market value $8,075 (2003 - $6,619))	5,768	4,672
Technology rights (note 5)	23,027	—
Other	1,021	845
Total other long-term assets	$36,519	$10,489

c)              Other long-term liabilities comprise the following:

	June 30 2004	December 31 2003

Pensions and post retirement benefits	$11,416	$10,815
Technology rights (note 5)	17,632	—
Environmental remediation	3,341	3,201
Other	198	197
	32,587	14,213
Less current portion of other long-term liabilities	(11,849)	(337)
Total other long-term liabilities	$20,738	$13,876

d)              Earnings per share

The calculation of earnings per share for the six month period ended June 30 is based on the weighted average number of shares outstanding of 29,021,318 for 2004 and 28,863,921 for 2003. Diluted earnings per share reflect the dilutive effect of the exercise of options where the grant price was below the average market price for the periodended June 30. The diluted effect of options for the first half of 2004 was 735,000 shares and for the first half of 2003 was 921,932 shares.

e)              Income taxes

For the quarter ended June 30, 2004, the Company recorded an income tax recovery of approximately $3.9 million. The recovery was a result of a reduction to the valuation allowance against the Company’s net future income tax asset related to its U.S. operations. A valuation allowance remains against the Company’s Canadian operations’ net future income tax asset.

4.              DISCONTINUED OPERATIONS

On March 31, 2003, the Company completed a significant capital restructuring of the pump companies with its joint venture partner. Under the agreement, the Company’s common shares in the pump companies were exchanged for $18 million non-participating preferred shares, which the pump companies must purchase on or before March 31, 2008. TheCompany has fully reserved the carrying value of this investment.

As a result of the completion of the capital restructuring, the Company wrote off in the quarter ended March 31, 2003, as a charge to discontinued operations, the currency translation adjustment included in shareholders’ equity related to discontinued operations, which amounted to $9.5 million.

5.              GEAE REVENUE SHARING AGREEMENT

At the end of the quarter, the Company entered into a revenue sharing agreement with GE Aircraft Engines (GEAE) to produce components for engines used in Bombardier regional jets and Challenger business jets. Under this agreement, the Company will earn revenue based on a percentage of GEAE’s sales of new CF34-3 engines and spare parts for the lifeof the program.

The Company paid $5.4 million ($4.0 million US) upon executing this agreement and is required to invest a total of $24.3 million ($18.0 million US) as payment for technology rights by the end of 2005. An asset of $23.0 million has been recorded in other assets consisting of the cash paid and the present value of the remaining obligation ($17.6 million) using a 8% discount rate. The cost of these rights will be amortized on a units of production basis overthe anticipated life of the long-term contract. The agreement requires the Company to make additional payments up to $3 million US to GEAE upon reaching specific levels of sales of new engines and $5 million US or 50% of the revenue from spare part sales exceeding a sales threshold specified in the agreement. These contingent payments will be recorded when the sales thresholds are achieved. The Company also acquired from GEAE certain spare parts on-hand at the end of the quarter for approximately $2.4 million.

This revenue share agreement supercedes the Company’s existing contract to supply GEAE under the CF34-3 program. The transitional arrangements from the former contract to the new revenue share agreement are expected to be finalized in the third quarter. As of June 30, 2004, the Company has recognized approximately $4.5 million of revenue on a percentage completion basis under the former contract for product that has not beenshipped.

6.              SEGMENTED INFORMATION

The continuing operations of the Company relate solely to the aerospace industry and are organized and managed as business segments outlined below:

Defense — The main products for military markets include helicopter gears and transmissions, helicopter rotor heads, accessory gearboxes for engines used in military aircraft, and maintenance, repair and overhaul (“MRO”) services for certain helicopter transmissions.

Commercial — The main products include components for accessory gearboxes and auxiliary power units for engines used in fixed wing aircraft, machining and fabrication services, and MRO services for helicopter engines, and gyroscope inertial navigation systems.

Sector income statement:

	Three Months Ended June 30		Six Months Ended June 30
	2004	2003	2004	2003

Revenue
Defense	$29,169	$27,665	$54,910	$59,982
Commercial	11,326	14,231	22,960	29,072
	40,495	41,896	77,870	89,054

Cost of Sales
Defense	20,756	16,747	38,720	39,114
Commercial	9,429	12,700	19,181	23,852
	30,185	29,447	57,901	62,966

Gross Margin, excluding depreciation
Defense	8,413	10,918	16,190	20,868
Commercial	1,897	1,531	3,779	5,220
	10,310	12,449	19,969	26,088

Selling, general and administration	4,565	6,216	8,740	11,232
Foreign exchange loss	56	9	56	50
Depreciation and amortization	1,867	2,031	3,818	4,084
Interest, net	2,259	2,115	4,424	4,894

Income from continuing operations before income taxes	$1,563	$2,078	$2,931	$5,828

The same fixed assets of the Company are used for both the Commercial and Defense aerospace manufacturing segments. Accordingly, the identifiable assets, capital and goodwill expenditures cannot be specifically allocated to these segments.

Geographic Information

Three Months Ended June 30

Revenue	Canada	United States	Intercompany	Total
2004	$11,025	$30,809	$(1,339)	$40,495
2003	$20,624	$24,434	$(3,162)	$41,896

Six Months Ended June 30

Revenue	Canada	United States	Intercompany	Total
2004	$25,351	$55,072	$(2,553)	$77,870
2003	$40,809	$55,155	$(6,910)	$89,054

	Canada		United States		Total
	2004	2003	2004	2003	2004	2003
Property, plant and equipment	$15,465	$17,751	$31,194	$30,260	$46,659	$48,011
Goodwill	$509	$509	$3,285	$3,148	$3,794	$3,657

Sales are attributed to geographic location based on the location of the business unit reporting the revenue. Domestic sales to foreign customers totaled approximately $10,579 in the second quarter of 2004 (2003 - $18,507) and $24,189 in the six months ended June 30, 2004 (2003 - $36,472).

MANAGEMENT DISCUSSION & ANALYSIS
For the three and six months ended June 30, 2004

The following discussion and analysis by management of the financial position and results of operations of the Company is qualified by and should be read in conjunction with the Interim Consolidated Financial Statements and Notes thereto for the three and six months ended June 30, 2004. The accompanying statements for the three and six months ended June 30, 2004 and 2003 have not been subjected to a review by the Company auditors in accordance with CICA 7050.

RESULTS OF OPERATIONS

Revenues in the second quarter were $1.4 million (3.3%) below the prior year as a result of lower commercial aerospace volumes and changes in foreign exchange rates partially offset by higher defense sales. Excluding the impact of foreign exchange, revenue for the second quarter would have been similar to the previous year.

For the six months ended June 30, 2004, revenues decreased $11.2 million (12.6%) from the prior year, primarily as a result of the impact of foreign exchange and lower commercial aerospace volumes. Excluding the impact of foreign exchange, this decrease would have been 5.1%.

Defense revenues for the second quarter increased $1.5 million (5.4%) compared to the prior year. Much of the increase relates to higher volumes on the Apache AH64 build and F22 Raptor contracts offset somewhat by reductions in Lynx contract activity and the impact of foreign exchange. For the first six months of 2004, defense activity decreased $5.1 million (8.5%) primarily due to reduced Lynx contract activity and the impact of foreign exchange partially offset by higher F22 Raptor volume.

Commercial aerospace revenues in the second quarter and first half of 2004 were $2.9 million (20.4%) and $6.1 million (21.0%) respectively below the prior year due to lower volumes to original equipment manufacturers and lower repair and overhaul volume, as well as, the impact of foreign exchange.

Gross margins as a percentage of sales, excluding depreciation, for the second quarter were 25.5%, compared to 29.7% for the prior period. Gross margins in the defense sector were 28.8% for Q2 2004, 10.7% lower than the prior period comparative mainly due to anticipated shifts from higher margin programs to lower margin programs. For the first half of 2004, defense gross margins were 29.5% compared to 34.8% in the prior period comparative. Commercial gross margin as a percentage of sales of 16.7% for the second quarter and 16.5% for the firsthalf of 2004 are consistent with the prior period margins.

Selling, general and administration (“SG&A”) expenses totaled $4.6 million for the second quarter compared to $6.2 million in the prior year comparative. The decrease primarily relatesto reduced headcount from the closure of the Cambridge facility and lower professional fees incurred. Additionally, the prior year included approximately $1.0 million in severance costs. For the six months ended June 30, 2004, SG&A expenses were $8.7 million, which is $2.5 million lower than the prior year.

Depreciation and amortization was $1.9 million for the second quarter and $3.8 million in the first half of 2004, respectively, $0.2 million and $0.3 million lower than the prior year comparative.

Net interest expense in the second quarter of 2004 was $2.3 million, $0.1 million lower than the second quarter of 2003. Net interest expense for the first half of 2004 was $4.4 million compared to $4.9 million in the prior year. Interest expense has decreased in 2004 as a result of lower borrowings on the Company’s credit facility compared to 2003, as well as, the impact of foreign exchange on the U.S. denominated long-term debt.

Earnings from continuing operations, before taxes for the second quarter and first half of 2004 were $0.5 million and $2.9 million respectively below the prior year comparatives. These decreases are a result of lower 2004 revenues and margins and offset somewhat by improved selling, general and administrative expenses and lower interest expense.

Income tax recovery for continuing operations in the second quarter was $2.6 million compared to income tax expense of $0.8 million in the prior year. During the quarter the Company recorded a $3.9 million reduction to the valuation allowance against the net deferred tax asset. This adjustment is based on management’s expectation that the Company will be able to realize the benefit of certain future tax assets related to its U.S. operations. Income from theCompany’s U.S. operations before income taxes was approximately $2.0 million US in 2003 and $3.1 million US for the first six months of 2004. Net operating losses related to the U.S. operations were approximately $16.6 million US at December 31, 2003. The benefit recognized in the second quarter is of a non-recurring nature. The Company’s effective tax rate for future periods is expected to be more in-line with the statutory tax rate. Income tax recovery for the first half of 2004 of $1.6 million compared to income tax expense of $1.8 million in the prior yearcomparative.

Income from continuing operations after tax for the second quarter was $4.2 million ($0.14 per share) compared to $1.3 million ($0.04 per share) in the prior year. For the first six months of 2004, income from continuing operating after tax was $0.16 per share as compared to $0.14 per share in first six months of 2003.

The first quarter of 2003 included a charge of $9.5 million related to a discontinued business (see note 4 to the consolidated financial statements).

The net income for the three months ended June 30, 2004 was $0.14 per share compared to $0.04 per share for the prior year. Net income for the first half of 2004 was $0.16 per share compared to a loss of $0.19 per share in the prior year.

Sector Revenue and Gross Margin Analysis

	Three months ended June 30		Six months ended June 30
	(in millions)		(in millions)
	2004	2003	2004	2003

Revenues
Defense	$29.2	$27.7	$54.9	$60.0
Commercial	11.3	14.2	23.0	29.1
Total revenues	$40.5	$41.9	$77.9	$89.1

Gross margin (% of revenue)
Defense	28.8%	39.5%	29.5%	34.8%
Commercial	16.7%	10.8%	16.5%	18.0%
Total gross margin%	25.5%	29.7%	25.6%	29.3%

EBITDA Summary Table

	Three months ended June 30		Six months ended June 30
	(in millions)		(in millions)
	2004	2003	2004	2003

Income from continuing operations – before taxes	$1.6	$2.1	$2.9	$5.8
% of Revenue	4.0%	5.0%	3.8%	6.5%
Add:
Depreciation and amortization	1.9	2.0	3.8	4.1
Interest expense	2.2	2.1	4.5	4.9
EBITDA from continuing operations	$5.7	$6.2	$11.2	$14.8
% of Revenue	14.0%	14.9%	14.4%	16.6%

BALANCE SHEET

Total assets increased by $27.9 million in the second quarter and $32.8 million year-to-date to $189.5 million as of June 30, 2004 primarily due to recording $23.0 million in assets in connection with the GE Aircraft Engines (GEAE) revenue share agreement signed at the end of the quarter. From the end of the first quarter, total assets also increased due to an improved cash position ($1.7 million). From the beginning of the year, total assets also increased due to an increase in accounts receivable ($4.2 million) and an improved cash position ($1.9 million).

Second quarter working capital of $61.4 million decreased by $12.6 million from the previous quarter and $9.9 million for the six months ended June 30, 2004 mainly due to $11.5 million of current obligations under the GEAE revenue share agreement and an increase in accounts payable offset by an improved cash position of $1.9 million from year end and an increase in accounts receivable.

Fixed assets declined $0.9 million in the quarter and $1.4 million year-to-date as lower capital expenditures were more than offset by depreciation expense. Goodwill increased marginally due to the impact of changes in foreign exchange rates.

LIQUIDITY AND CAPITAL RESOURCES

A significant portion of the Company’s assets and liabilities are denominated in US dollars. The amounts included in the Consolidated Statement of Cash Flows for changes in these US dollar assets and liabilities are calculated in US currency and then translated to Canadian dollars at the average exchange rate for the period. However, for presentation in the balance sheet, US dollar balances are translated to Canadian dollars at period-end exchange rates. As different exchange rates are used, the changes reported in Canadian dollars on the statement of cash flows will not equal the difference between the amounts presented in the balance sheet.

At June 30, 2004, the Company had total long-term debt of $85.9 million consisting primarily of bond indentures. At June 30, 2004 the Company had cash of $6.1 million compared to $4.2million at December 31, 2003. During the three and six months ended June 30, 2004 cash flows were positive despite the cash payment on the revenue share agreement of $5.4 million in the second quarter, a semi-annual bond interest payment of approximately $4.0 million and an additional investment in Vector Aerospace Corporation of $1.1 million in the first quarter.

Cash provided by operating activities in the second quarter was $8.0 million representing an improvement of $7.7 million compared to the second quarter of 2003 primarily due to increases in accounts payable and accrued liabilities. For the first half of the year cash provided byoperating activities was $10.0 million compared to a usage of $3.1 million in the prior year comparative mainly due to improved inventory management and increases in accounts payable and accrued liabilities.

Cash used in investing activities related to continuing operations for the second quarter of 2004 was $6.2 million and $7.8 million for the first six months, which included $5.4 million ($4.0 million US) payment to GEAE associated with the revenue share agreement, capital expenditures of $0.8 million for the second quarter and $1.3 million for the first half of 2004. Additional Vector common share purchases of $1.1 million were made in the first six months of 2004. Cash used in investing activities related to continuing operations was $2.0 million for the second quarter of 2003 and $6.6 million for the first half of 2003. The 2003 amounts included capital expenditures of $1.7 million for the second quarter and $3.8 million for the first six months, as well as increased Vector Aerospace investment of $0.2 million in the second quarter and $2.6 million for the six months ended June 30, 2003.

At June 30, 2004, the Company had approximately $20 million US of borrowing capacity available under its new credit facilities. The Company believes it has adequate credit facilities to meet its cash requirements for the remainder of 2004.

Cash used for financing activities for the second quarter and first half of 2004 were $0.1 million and $0.3 million respectively. In the second quarter and first six months of 2003, cash provided by financing activities was $1.7 million and $7.5 million respectively, primarily related to increases in bank indebtedness.

NEW CREDIT FACILITY

During the second quarter, the Company entered into a new 3-year $25 million US revolving credit facility. This facility provides the Company with increased borrowing capacity at a lower cost. Borrowings under this facility bear interest at the Company’s option of Prime less 1.0% ora LIBOR rate, as defined in the agreement. In connection with this facility, the Company will consolidate its cash management function with this financial institution in the third quarter of 2004. Management expects increased cost savings from lower fees and improved efficiencies in cash management.

GEAE REVENUE SHARING AGREEMENT

At the end of the quarter, the Company entered into a revenue sharing agreement with GE Aircraft Engines (GEAE) to produce components for engines used in Bombardier regional jets and Challenger business jets. Under this agreement, the Company will earn revenue based on a percentage of GEAE’s sales of new CF34-3 engines and spare parts for the life of the engine program. Management believes that this agreement positions the Company as a key participant on an established program with GEAE that has a significant spare parts market. The agreement also establishes a relationship for the life of the program that will allow for implementation of longer term cost reduction plans.

The Company paid $5.4 million ($4.0 million US) upon executing this agreement and is required to invest a total of $24.3 million ($18.0 million US) as payment for technology rights by the end of 2005. The Company also acquired from GEAE at cost certain spare parts on-hand at the end of the quarter for approximately $2.4 million. Further discussion of the agreement is included in Note 5 to consolidated interim financial statements.

DISCONTINUED OPERATIONS

On March 31, 2003 the Company concluded an agreement with its joint venture partner resulting in Northstar’s common shares being exchanged for $18 million non-participating preferred shares. The preferred shares are required to be purchased by the pump companies on or before March 31, 2008. The preferred shares are classified as a long-term asset on the balance sheet and are carried at a nil value.

On March 31, 2003 the Company wrote off as a charge to discontinued operations in the Income Statement the currency translation adjustment of $9.5 million. Shareholders’ equity was not effected by this write-off.

OFF BALANCE SHEET ARRANGEMENTS AND FINANCIAL INSTRUMENTS

The Company’s off balance sheet arrangements and financial instruments are disclosed in the Management Discussion and Analysis section of the Company’s 2003 annual report. These off balance sheet arrangements and financial instruments have not changed materially in the first six months of 2004.

ACCOUNTING POLICY CHANGES

Stock Based Compensation

Effective for January 1, 2004 annual and interim reporting, the Company implemented, with retroactive application without restatement, CICA 3870, stock-based compensation and otherstock-based payments. The effect was to increase contributed surplus and increase the opening deficit by $146. In the second quarter and first half of 2004, an additional $37 and $75 respectively was charged to earnings as stock compensation expense and is included in selling,general and administration costs.

Asset Retirement Obligations

Effective January 1, 2004 the Company adopted CICA 3110, Asset Retirement Obligations, which establishes accounting standards for recognition and measurement of a liability for an asset retirement obligation and the associated asset retirement cost. There was no material impact upon the adoption of this standard.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. The Company evaluates its estimates on an on-going basis, including those related to revenues and expenses where percentage of completion accounting is applied, bad debts, inventories, investments, intangible assets, income taxes, litigation and other contingencies. These estimates are based on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates underdifferent assumptions or conditions.

The accounting policies and estimates that have had, or will have, a significant impact on the Company’s reported earnings are disclosed in the Company’s 2003 annual report.

TRANSACTIONS WITH RELATED PARTIES

The Company has not entered into any material transactions with related parties as defined in the Canadian Institute of Chartered Accountants Handbook in the last three years.

OUTSTANDING SHARE DATA

The authorized share capital of the Company consists of an unlimited number of preference shares of no par value to be issued in series and an unlimited number of common shares of nopar value. As at June 30, 2004 there were 29,021,318 common shares outstanding and no preference shares outstanding.

OUTLOOK

The Company expects the balance of 2004 to continue to be challenging. Continued weakness in the US dollar coupled with the reduction in an on-going military program and lower commercial aerospace activity will adversely affect results for 2004.

During the second quarter of 2004 more than 72% of the Company’s revenues were derived from defense customers. The substantial weighting towards defense business is expected to continue for the foreseeable future. Activity on CH47 spare parts and the Apache Build program as well as other defense programs remains strong. The Company expects defense margins to be negatively impacted throughout 2004 related to the shift from higher margin to lower margin programs.

There continues to be uncertainty regarding the duration and extent of the continued weakness in the commercial aviation market. The Company anticipates growth in commercial revenues that may not fully materialize until 2005. The addition of the RSP agreement with GEAE will enhance the Company’s opportunities in commercial revenues in 2005 and beyond.

The Canadian dollar continues to fluctuate against its US counterpart. The 2004 average exchange rates for the quarter and for the year to date decreased by 8% and 2%, respectively, compared to 2003. The vast majority of the Company’s revenues are US dollar based. A weaker US currency negatively impacts the Company’s revenues, margins and cash flows. While the Company continues its efforts to offset the impact from the fluctuating exchange rates, the average exchange rates in 2004 are expected to be well below the average rates in 2003and will have continuing adverse effects on results for the remainder of 2004.

Northstar’s Aerospace operations are well positioned for long-term growth. The Company believes that its mix of commercial and defense work will enhance its future success. The Company’s strategic positioning on proven military programs should provide for increased defense order intake in the latter part of 2004.

Backlog for continuing operations at June 30, 2004 was approximately $188 million, an increase of approximately $21 million from the beginning of the year and the end of the first quarter. This is the first quarterly increase in the backlog since the fourth quarter of 2002. The increase relates primarily to additional orders received on existing defense programs and to a lesser degree due to increases in exchange rates from the beginning of the year. Backlog includes the value of purchase orders in hand with respect to long-term customer supply agreements and fully-funded orders.

FORWARD-LOOKING STATEMENTS

This report includes “forward-looking statements” that are subject to risks and uncertainties. All statements, other than statements of historical facts included in this report, including, without limitation, those regarding the Company’s financial position, business strategy, projected costs and plans, objectives of management for future operations, and certain items discussed in “Risks and Uncertainties” below may be or include forward-looking statements. There is uncertainty over the impact of potential terrorist attacks, the deployment of U.S. troops in hostile situations and the uncertain North American economy on the Company’s revenues and earnings in 2004 and beyond. As a result of these factors and others, the extent and duration of the soft commercial aerospace market and the impact of lower world wide commercial passenger air travel cannot be accurately estimated. Also, the impact of the level of future U.S. military expenditures and its impact on the Company’s revenues cannot be estimated with a high degree of accuracy. Forward-looking information contained herein is based upon a number of assumptions regarding the U.S. and global economic environment and local and foreign government policies and actions. Actual future results of the Company may differ materially depending on a variety of factors, including production rates, timing of product deliveries, U.S. and foreign government activities, volatility of the market for the Company’s products and services, worldwide political stability, factors that result in significant and prolonged disruption to commercial air travel worldwide, worldwide political stability, U.S. military activity, domestic and international economic conditions, and other political and economic risks and uncertainties. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, there can be no assurance that such expectations will prove to have been correct. Important factors that could cause actual results to differ materially from the Company’s expectations (“Cautionary Statements”), including those set forth under the caption “Risks and Uncertainties” below, are disclosed herein. All subsequent written and oral forward-looking statements attributable to the Company or persons acting on behalf of the Company are expressly qualified in their entirety by the Cautionary Statements. The Company disclaims any intentions or obligation to update or revise any forward looking statements or comments as a result of any new information, future event or otherwise, unless such disclosure is required by law.

NON-GAAP MEASURES

The Company defines EBITDA as earnings from operations before interest, income taxes, depreciation and amortization, write-off of deferred development costs, unusual items, write-off of goodwill and non-recurring items.

The Company has included information concerning EBITDA because it believes this measure is used by certain investors as a measure of continuing financial performance. EBITDA is not a measure of financial performance under Canadian or United States generally accepted accounting principles (“GAAP”). As well, this measure has no standardized meaning prescribed under GAAP and is unlikely to be comparable to similarly titled measures used by other companies. This measure should not be construed as an alternative to cash flow from operations or earnings from operations as determined in accordance with GAAP as measures of liquidity or earnings.